P.E. 1/1/02 1-15136

02011500

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

P&O PRINCESS CRUISES PLC

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of
January 2002

Not Applicable
(Translation of registrant's name into English)

77 New Oxford Street, London WC1A 1PP
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 - 2(b) under the Securities Exchange Act of 1934

Yes ____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3 - 2(b) 82 -

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

P&O PRINCESS CRUISES PLC

Date: 21 January 2002

By: ______________________

Name: Simon Pearce

Title: Company Secretary

P&O PRINCESS cruises plc

NEWS RELEASE

For immediate release

P&O Princess Cruises plc

Board of P&O Princess rejects pre-conditional proposal from Carnival

21 January 2002

On 17 January 2002, P&O Princess Cruises plc ("P&O Princess") received a letter from Carnival Corporation ("Carnival") indicating that Carnival may be willing, subject to certain assumptions, to increase its pre-conditional offer to acquire P&O Princess to 500 pence per P&O Princess share.

The Board of P&O Princess has now had the opportunity to review Carnival's revised proposal in detail with its advisers and has concluded that the revised proposal is not as favourable financially to P&O Princess shareholders and is less likely to be completed than the transaction with Royal Caribbean Cruises Ltd. ("Royal Caribbean"). Accordingly, P&O Princess does not intend to meet with Carnival to discuss its revised proposal. The Board continues to recommend that shareholders vote in favour of the proposed combination with Royal Caribbean (the "Combination") at the Extraordinary General Meeting on 14 February 2002.

Further details of the Board's considerations are set out below.

Value

In assessing value, the right comparison is between the price Carnival is proposing and the value that can be created from the Combination with Royal Caribbean. In combining with Royal Caribbean, P&O Princess believes that it is creating the world's largest cruise vacation company with the real potential to increase its EBITDA margins towards those of Carnival, the industry leader. P&O Princess and Royal Caribbean are an excellent strategic fit with strong brands and a high quality, flexible fleet. P&O Princess has already identified at least $100m of annual cost savings beginning 12 months after completion.

The Board believes that the Combination with Royal Caribbean is a unique opportunity to accelerate and build value for P&O Princess shareholders. The Board also believes that the cruise industry as a whole, notwithstanding the impact of the events of September 11, continues to enjoy good long-term growth prospects and will continue its rapid globalisation.

The Board believes that these factors provide the potential for both earnings and rating improvement, which should be reflected in the P&O Princess future share price.

77 New Oxford Street
London WC1A 1PP
Telephone: +44 (0)20 7805 1200
Facsimile: +44 (0)20 7805 1240/1241
www.poprincesscruises.com

Registered office as above,
registered in England 4039524

In contrast, the proposal from Carnival is a takeover that represents an exit from P&O Princess and, for those shareholders who are unable or unwilling to hold Carnival shares, from the sector. The Board therefore believes that Carnival's proposal should not only recognise the value of P&O Princess with its leading brands, global strength, high quality assets and financial strength but should offer P&O Princess shareholders a premium which recognises the full value of its long term potential.

In consultation with its financial advisers, and after taking into account all the above-mentioned factors, the Board has concluded that the takeover proposal from Carnival is not as favourable to P&O Princess shareholders from a financial point of view as the Combination with Royal Caribbean.

Deliverability

The Board considers that the Combination with Royal Caribbean has a good chance of being completed because:

- P&O Princess has a signed and binding contract with Royal Caribbean;
- P&O Princess has received an irrevocable commitment ensuring that 44.5% of Royal Caribbean's share capital will be voted in favour of the transaction at the Royal Caribbean shareholder meeting on 14 February; and
- whilst the completion of the contract is dependent upon certain regulatory approvals, P&O Princess has already received clearance from the German Federal Cartel Office, and has received advice from its legal advisers that the Combination should receive clearance in both the United Kingdom and United States.

Royal Caribbean insisted on certain provisions containing elements of deal protection in the Combination agreements. P&O Princess agreed to these provisions in order to secure the transaction and enable the proposed Combination to be put to its shareholders. These provisions include an agreement not to solicit alternative proposals. The agreements do permit discussions with a third party which has made an unsolicited proposal but only if the Board believes that such proposal qualifies as "superior" after taking into account both value and deliverability.

If the Board withdraws or modifies adversely its recommendation of the Combination with Royal Caribbean, or recommends an alternative transaction with Carnival, Royal Caribbean will have the right to terminate its agreements with P&O Princess.

Given this contractual position and in view of Royal Caribbean's high level of commitment to the Combination, the Board has also considered carefully the level of Carnival's commitment and the deliverability of its proposal.

Carnival has not stated any clear strategic reasons as to why it wants to acquire P&O Princess. Prior to the announcement of the proposed Combination with Royal Caribbean, Carnival's only approach with regard to a business combination in the whole of P&O Princess' history as an independent company came when P&O Princess' share price was at an all time low of 180p.

Despite having had two months since the announcement of the Combination with Royal Caribbean and three weeks since the posting of P&O Princess' shareholder circular, the latest proposal from Carnival does not provide any evidence of an increased commitment on its part. Carnival has done nothing to address or clarify the deliverability of its latest proposal.

Both the original and the revised proposals from Carnival contain not only a number of completion conditions but also a number of pre-conditions that must be satisfied before Carnival actually makes an offer. Carnival's regulatory and financing pre-conditions are particularly troubling, as they require satisfaction in terms satisfactory to Carnival. This gives Carnival extremely wide discretion as to whether or not to make an offer. This is not acceptable to the Board of P&O Princess.

In addition, the Board continues to believe that Carnival is incorrect in repeatedly asserting that there is no material difference between the regulatory issues and risks arising from the Combination with Royal Caribbean and the takeover by Carnival. P&O Princess considers, and has been advised, that a combination with Carnival, the world's leading cruise operator and the leader in both the United States and Europe, is likely to give rise to more significant regulatory issues and risks than the Combination with Royal Caribbean.

Rather than focusing on the issues of value and deliverability, Carnival has spent its time attacking the proposed transaction with Royal Caribbean and the motives of the P&O Princess Board.

In the light of these factors, the Board continues to believe that Carnival may be indifferent between acquiring P&O Princess and breaking up our Combination with Royal Caribbean, given that both outcomes would result in Carnival preserving its position as the world's largest cruise ship operator and the leader in both the United States and Europe.

The Board of P&O Princess has therefore concluded that the Carnival proposal has significant completion risks and is less likely to be delivered than is the Combination with Royal Caribbean.

Conclusion

Based on the foregoing analysis the Board, which is being advised by Schroder Salomon Smith Barney, has determined that it does not consider the revised proposal from Carnival to be a "superior proposal" and continues to recommend the proposed Combination with Royal Caribbean to its shareholders.

Peter Ratcliffe, Chief Executive of P&O Princess said today:

"We made it clear when Carnival made its initial proposal that our response was based on two simple criteria - value for our shareholders and deliverability. The revised proposal still falls short on value and adds nothing on deliverability. The timetable provided them with every opportunity to come forward with a realistic proposal; they have chosen not to do so.

"I believe that our Combination with Royal Caribbean provides a unique opportunity for P&O Princess to accelerate value creation for our shareholders. It is now time for us to move on and focus on delivering these benefits to our shareholders.

"We continue to recommend to our shareholders that they vote in favour of the Combination with Royal Caribbean at the EGM on 14 February 2002."

ENQUIRIES

P&O Princess
+44 (0) 20 7805 1200
Caroline Keppel-Palmer
+44 (0) 7730 732015

Schroder Salomon Smith Barney
+44 (0) 20 7986 4000
Robert Swannell
Wendell Brooks
Peter Tague
Ian Hart
David James (Corporate Broking)

Credit Suisse First Boston (Europe) Ltd
+44 (0) 20 7888 8888
Tom Reid (Corporate Broking)

Brunswick (London)
+44(0) 20 7404 5959
John Sunnucks
Sophie Fitton
Brunswick (US)
+1 212 333 3810
Steve Lipin
Lauren Teggelaar